[GRAPHIC OMITTED]                                            Lisa R. Westergaard
STINSON MORRISON HECKER LLP                                       (816) 691-2327
1201 Walnut, Suite 2900                           lwestergaard@stinsonmoheck.com
Kansas City, MO 64106-2150                                 www.stinsonmoheck.com
Tel (816) 842-8600
Fax (888) 556-8456



June 5, 2006


                                                                       VIA EDGAR

Ms. Donna Levy
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C.  20549


      Re:  Quest Resource Corporation
           Registration Statement on Form S-3
           File No. 333-133243

Dear Donna:

      We have filed Form S-3/A, which is Amendment No. 2 to the Form S-3 Registration Statement, on behalf of Quest Resource Corporation ("Quest"). The Registration Statement has been amended to reflect the stockholder rights plan adopted by Quest's board of directors and the Rights Agreement entered into by Quest on May 31, 2006.

      Please notify me when Quest may submit its acceleration request of the effective date of the Registration Statement.

                          Sincerely,

                          STINSON MORRISON HECKER LLP


                          /s/ Lisa R. Westergaard

                          Lisa R. Westergaard